

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 7, 2016

Chee Chau Ng
Chief Executive Officer
Prevention Insurance.com
Suite A No. 79-3
Jalan Metro PerdanaBara 1
Taman Usahawan Kepong
52000 Kuala Lumpor
Malaysia

> **Re: Prevention Insurance.com**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 23, 2016**
> **File No. 000-32389**

Dear Mr. Ng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Daniel H. Luciano, Esq.